Deficiency correction

[redacted]

11019215

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC Mail Processing Section
MAR 22 2011
Washington, DC
110

SEC FILE NUMBER
8- 48957

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALEXANDER CAPITAL, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

~~100 QUENTIN ROOSEVELT BLVD, SUITE 103~~
(No. and Street)

GARDEN CITY (City) NY (State) 11530 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TAMAS B. REVAI, C.P.A.
(Name – *if individual, state last, first, middle name*)

48 WEST 48 STREET (Address) NEW YORK, (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, ALLEN BOXER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALEXANDER CAPITAL, L.P., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA PARLAPIANO
Notary Public - New Jersey
My Commission Expires January 18, 2015

Signature

PRES.

Title

Notary Public 2/25/11

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAMAS B. REVAI

CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED VALUATION ANALYST

48 WEST 48th STREET,
NEW YORK, NY 10036
Tel.: (212) 391-2761 Fax: (212) 391-2762
e-mail: revai @ usa.net

REPORT OF INDEPENDENT ACCOUNTANT

Alexander Capital, L.P.
100 Quentin Roosevelt Blvd., Suite 103
Garden City, NY 11530

We have audited the accompanying statement of financial conditions of Alexander Capital, L.P. as of December 31, 2010 and 2009 and the related statements of operations, capital and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alexander Capital, L.P. as of December 31, 2010 and 2009 and the result of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles, accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the Reconciliation to the Computation of Net Capital Included in Part 11A of Form X-17A-5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tamas B. Revai, C.P.A.
February 23, 2011

ALEXANDER CAPITAL, L.P.
STATEMENT OF FINANCIAL CONDITIONS
as of
December 31,

ASSETS

	2010	2009
Current Assets:		
Clearing Broker Deposits	$ 120,000	$ 120,000
Commission Receivable	15,506	24,159
Total Current Assets	**$ 135,506**	**$ 144,159**
Furniture and Equipment (net of accumulated depreciation $7,530 in 2009 and of $6,962 in 2008)	-0-	283
Total Assets	**$ 135,506**	**$ 144,442**

LIABILITIES AND PARTNERS' CAPITAL

	2010	2009
Current Liabilities:		
Cash Over-draft	$ 10,013	1,094
Accounts Payable and Accrued Expenses	112,846	$ 101,568
Total Current Liabilities and Total Liabilities	**$ 122,859**	**$ 102,662**
Partners' Capital		
Total Partners' Capital	**$ 12,647**	**$ 41,780**
Total Liabilities and Partners' Capital	**$ 135,506**	**$ 144,442**

The accompanying notes are an integral part of the financial statements.

ALEXANDER CAPITAL, L.P.
STATEMENT OF OPERATIONS
For the Years Ended
December 31,

	2010	2009
Revenues:		
Commissions of $858,963 - Net of clearing expenses, execution charges	$ 737,985	$ 441,266
Total Revenues	**$ 737,985**	**$ 441,266**
Expenses:		
Communication	$ 21,864	$ 10,803
Depreciation	283	568
Dues and Fees	63,764	56,807
Office and Administration Expenses	68,199	125,855
Professional and Consulting Fees	11,600	30,240
Rent	53,901	41,458
Salaries and Commissions	625,170	368,974
Taxes	7,100	7,372
Total Expenses	**$ 851,881**	**$ 642,077**
Net (Loss) from Operation	**$ (113,896)**	**$ (200,811)**
Other Income:		
Fee income on transfer of accounts to new clearing broker	$ -0-	$ 50,000
Interest Income	22,673	4,234
Total Other Income	**$ 22,673**	**$ 54,234**
Net (Loss)	**$ (91,223)**	**$(146,577)**

The accompanying notes are an integral part of the financial statements.



ALEXANDER CAPITAL, L.P.
STATEMENT OF CASH FLOWS
For the Year Ended
December 31,

	2010	2009
Cash flows from operating activities:		
Net (Loss)	$ (91,223)	$ (146,577)
Adjustments to reconcile (net loss) to net cash (used in) operating activities:		
Depreciation	283.	568.
Changes in Current Assets and Current Liabilities:		
(Increase) Decrease in Commission Receivable	8,653	(16,905)
(Increase) in Clearing Broker Deposit	-0-	(50,000)
Increase in Accounts Payable Accrued Expenses	11,278	33,988
Net cash provided by (used in) operating activities	**$ (71,009)**	**$ (178,926)**
Cash flows fromfinancing activities:		
(Decrease)Increase in Cash Overdraft	8,919	(825)
Increase/(Decrease) in Loan from Owner of Partner	-0-	(135,525)
Capital Contribution	62,090	315,276
Total Cash provided by Financing Activities	**$ 71,009**	**$ 178,926**
Increase (Decrease) in Cash	**$ -0-**	**$ -0-**
Cash - Beginning of year	$ -0-	$ -0-
Cash - End of Year	**$ -0-**	**$ -0-**

The accompanying notes are an integral part of the financial statements.

ALEXANDER CAPITAL, L.P.
CHANGES IN PARTNERS CAPITAL
as of
December 31,

	2010	2009
Partners Capital/(Deficit) at January 1,	$ 41,780	$ (126,919)
Net (Loss)	(91,223)	(146,577)
Capital Contribution	62,090	315,276
Partners Capital at December 31,	**$ 12,647**	**$ 41,780**

The accompanying notes are an integral part of the financial statements.

ALEXANDER CAPITAL, L.P.
Schedule of Computation of Net Capital for Brokers and Dealers
UNDER RULE 15C-1 OF THE SECURITIES AND EXCHANGE COMMISSION
as of

December 31, 2010

Assets	$ 135,506
Less Liabilities	122,859
Total Capital	$ 12,647
Less Non-Allowables	-0-
Net Capital Before Haircuts and Undue Concentration	**$ 12,647**
Less Haircuts and Undue Concentration	-0-
Net Capital	**$ 12,647**
Minimum Capital Requirement – Calculated as the higher of Aggregated Indebtness of 122,859 X 6.6667%=$8,191 or $5000.	$ 8,191
Excess Net Capital	$ 4,456
Total Aggrregated Indebtness	$ 122,859
Percentage of Aggregated Indebtness to Net Capital	971%

Reconciliation to the Computation of Net Capital Included In Part IIA of Form X-17a-5 as of December 31, 2009

Net Capital per above	$ 12,647
Adjustments-See below*	2,333
Net Capital included in Part IIA of Form X-17a-5 as of December 31, 2010	$ 14,980

***Adjustments**

Increase in Accounts Payable and Accrued Expenses	
Net Decreases in Capital	$ 2,333

The accompanying notes are an integral part of the financial statements.

ALEXANDER CAPITAL L.P.
Computation for Determination of Reserve Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3
December 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

The accompanying notes are an integral part of the financial statements

ALEXANDER CAPITAL, L.P.
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

Organization:

Alexander Capital, L.P. (Company) is registered as a broker-dealer of securities. The Company operates on a fully disclosed basis through a clearing broker. Commission income and related expenses are recorded on a settlement date basis. Most of its income is derived from commissions. The Company is currently a member of the Financial Industry Regulatory Authority (FINRA) the securities industry's non-governmental regulatory organization, formed by consolidation of ther regulatory operations of NASD and NUSE

The company is exempt from rule 15C3-3 of the Securities and Exchange Commission under 17CFR 240.15c3-3(k) (2) (ii)

On January 15, 2003 Nicolas Bornozis agreed to sell his 100% interest in Alexander Capital, L.P. and Alexander Capital Holdings, Inc, a 1% partner in Alexander Capital, L.P., to Allen Boxer. On August 13, 2003 the NASD granted Alexander Capital, L.P.' continuance in membership.

In September 2007 Allen Boxer sold 24.3% of Alexander Capital, LP to Derek Washington.
In October 2007 Allen Boxer sold 24.3% of Alexander Capital, LP to Joshua Kallan.

In March 2008 Joshua Kallan decided he would not be able to be an active partner of Alexander Capital, LP, he would not take the necessary Finra qualifying examinations and requested his ownership be sold. Shortly thereafter, it was agreed to, and arranged, for H K Landis to purchase the 24.3% partner ownership interest from Kallan through Allen Boxer.

Additionally, it was further agreed to and arranged, based upon FINRA approval, that H K Landis or its associates could purchase additional ownership interest of Alexander Capital, LP from Derek Washington and Allen Boxer to the extent of H K Landis or associates gaining control and acquiring a total of 90% of the ownership of Alexander Capital, LP.

In April 2008, the Company commenced operation of a branch office in Hauppauge, New York, which moved shortly thereafter to Melville, NY.

In November 2008, the Company consolidated its main office into the Melville, NY location, and closed its office at 11 Broadway, New York, NY.

As of June 1, 2010 the Company moved its offices to Garden City, New York.

Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

ALEXANDER CAPITAL, L.P.
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

Cash Equivalents

The Company considers securities with maturity of three months or less, when purchased to be cash equivalents.

Fair Values of Financial Instruments

FASB Accounting Standard Codification ("ASC") Section 50-10, Fair Value of Financial Instruments, requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, if any, other current assets, accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments. The carrying amount of the loan payable from owner or partner approximates fair value because it is due and payable at its face amount plus accrued interest at maturity.

Deposits with Clearing Brokers:

The Company as an introducing broker is required under the terms of its fully disclosed clearing agreement with its clearing broker to maintain collateral accounts during the term of the agreement. The Company reached agreement with National Financial Services to clear all securities through their facilities. As of December 31, 2009 and 2010 the security balance with the clearing broker was $120,000. See Conversion Income.

Liabilities Subordinated to Claims of General Creditors:

At December 31, 2010 and 2009 the Company had no liabilities subordinated to claims of General creditors.

Fixed Assets

Fixed Assets are carried at cost and are depreciated over their estimated useful lives of 3 to 5 years, using accelerated methods. Maintenance and repairs are charged against results of operations as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from accounts, and resulting gain or loss is reflected in income.

Income Taxes

Alexander Capital, LP Files income taxes on form 1065 and it is a "flow through entity" The Company does not pay income taxes. Profits and losses are recognized at the individual level.

Net Capital Required:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rules of NASD, also provides that equity capital may not be withdrawn or cash dividends paid if, the resulting net capital ratio would exceed 10 to 1.

As of Dece[illegible]31, 2009 and for the year than ended, in addition to the $135,525 capital, H K Landis contribute[illegible]dditional $167,500 capital in cash. As a result the partners' capital as of December 31, 2009 was [illegible]0 and the ratio to aggregated indebtness was 2.47. As of December 31, 2010 the partners' [illegible] was $12,647 and the ratio to indebtness 9.71.

Income g[illegible]ted by transfer of accounts to new clearing broker

In an agre[illegible] with National Financial Services, the firm's clearing broker agreed to issue a credit to Alexander [illegible] for converting substantially all of its business to the NFS platform. As a result Alexander Capital re[illegible] a $50,000 credit in 2009. The credit increased the Company's clearing deposit to $120,000 [illegible]s been reflected in the statement of operations for the year ended December 31, 2009 "See inco[illegible]ated by transfer of accounts to new clearing broker"

Variable [illegible]

The Comp[illegible]ajor stockholder, owner of Tefka Holding Corp, sublets the offices to the Company. Rents and [illegible] were paid to Tefka or directly to the landlord as funds became available.



INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROLL REQUIRED BY SEC RULE 17a-5

ALEXANDER CAPITAL, L.P.

In planning and performing our audit of the consolidated financial statements of Alexander Capital, L.P. for the year ended December 31, 2010, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Alexander Capital, L.P., that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

1. Making quarterly securities examination, counts, verifications, and comparisons and recordation oif differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section8 of Federal Reserve Regulation T of Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROLL REQUIRED BY SEC RULE 17a-5

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy that the Company"s practices and procedures were adequate at December 31, 2010 to meet SEC's objectives.. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2010, to meet the Commission's objectives.

We did not find material inadequacies in the operation of Alexander Securities LP during the examination of the Company's financial statements as of December 31, 2010 and 2009 and for years then ended

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and related regulations, of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tamas B. Revai, C.P.A.

February 23, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS Draft.

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2409.90

B. Less payment made with SIPC-6 filed (exclude interest) (989.21)
10/14/10
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 1420.69

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 1420.69

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

______ (Name of Corporation, Partnership or other organization)

______ (Authorized Signature)

Dated the____ day of ______, 20____.

______ (Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

Pd 2/9/11 ck# 1420.69

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1, 2010
and ending 12, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 963959

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ____

(2) Net loss from principal transactions in securities in trading accounts. ____

(3) Net loss from principal transactions in commodities in trading accounts. ____

(4) Interest and dividend expense deducted in determining item 2a. ____

(5) Net loss from management of or participation in the underwriting or distribution of securities. ____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ____

(7) Net loss from securities in investment accounts. ____

Total additions ____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ____

(2) Revenues from commodity transactions. ____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ____

(4) Reimbursements for postage in connection with proxy solicitation. ____

(5) Net gain from securities in investment accounts. ____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

____ ____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____

Enter the greater of line (i) or (ii) ____

Total deductions ____

2d. SIPC Net Operating Revenues $ 963959

2e. General Assessment @ .0025 $ 2409.90

(to page 1, line 2.A.)

1:49 PM

01/24/11

Accrual Basis

ALEXANDER CAPITAL, LP
Profit & Loss
January through December 2010

	Jan - Dec 10
67500 · Payroll Service Fees	1,986.98
67950 · OFFICE EXPENSES	8,153.50
68100 · Telephone Expense	16,067.07
68600 · Utilities	144.80
800001 · questions	0.00
91000 · FICA - ER	5,880.52
92000 · FUTA	115.29
95300 · TAXES	50.00
95500 · STATE TAX (SUI)	745.07
95600 · LOCAL TAX	125.74
98000 · OTHER EXPENSES	183.00
Total Expense	370,536.35
Net Ordinary Income	-182,844.18
Other Income/Expense	
Other Income	
55000 · Margin Interest	14,476.40
55001 · Postage	82,323.46
56100 · Other income	5,663.52
Total Other Income	102,463.38
Other Expense	
80000 · Ask My Accountant	1,249.00
Total Other Expense	1,249.00
Net Other Income	101,214.38
Net Income	-81,629.80

1:49 PM
01/24/11
Accrual Basis

ALEXANDER CAPITAL, LP
Profit & Loss
January through December 2010

	Jan - Dec 10	
Ordinary Income/Expense		
Income		
42400 · Commission Income		
Listed Agency	159,797.02	
Listed Agency MF	6,368.19	
Listed MLP's	16,814.23	
Options	54,806.93	
OTC Agency	66,837.37	
OTC MLP's	7,310.66	
Other Adjustments	-56.35	
42400 · Commission Income - Other	5,961.37	
Total 42400 · Commission Income		317,839.42
42450 · Trading BTP Riskless Principal		362,570.30
42460 · Trading Cabinet Account		19.82
42470 · Trading Error Account		1,011.64
42490 · Trading - Avg Price Account		-0.90
42495 · Trading Balance Account		3.23
42500 · Trailer Income		155,794.49
43000 · 12B1 Fees		24,229.54
49000 · INTEREST INCOME		28.46
Total Income		861,496.00
Cost of Goods Sold		
5000 · Clearing Expense		
Clearing Volume Adjustment	303.00	
Listed Agency Clearing	41,043.35	
Listed Agency Clearing MF	1,060.75	
Listed Clearing	16,683.44	
Minimum Clearing	32,261.18	
NFS Reserve Adustment	2,079.05	
Options Clearing	10,239.50	
OTC Clearing	17,307.39	
Total 5000 · Clearing Expense		120,977.66
66100 · COMMISSIONS		
66101 · Commissions - W2	10,187.80	
66102 · Commissions - 1099	520,756.37	
66100 · COMMISSIONS - Other	21,880.00	
Total 66100 · COMMISSIONS		552,824.17
Total COGS		673,801.83
Gross Profit		187,694.17
Expense		
Finra Dispute Resolution		1,000.00
Officer's Comp		30,484.38
60400 · Bank Service Charges		7,756.79
61000 · Business Licenses and Permits		48,101.80
61700 · Computer and Internet Expenses		5,797.18
62000 · Continuing Education		2,586.31
62400 · Depreciation Expense		283.11
63110 · REGULATORY FEES		12,917.69
63120 · Clearing Passthrough Expenses		45,513.47
63300 · Health Insurance Expense		36,100.47
63800 · FEES		2,745.00
64200 · QUOTES		59.72
64300 · Meals and Entertainment		11,125.32
64900 · Office Supplies		4,106.68
64950 · Professional Fees-Other		10,750.00
66000 · Office Salaries		52,095.41
66500 · Postage and Delivery		4,515.91
66600 · Printing and Reproduction		6,386.63
66700 · Professional Fees		850.00
67100 · Rent Expense		53,800.51

ALEXANDER CAPITAL LP
445 BROADHOLLOW ROAD
MELVILLE, NY 11747

1009

DATE 2/9/11

PAY TO THE ORDER OF S.I.P.C.

One thousand four hundred Twenty —69 DOLLARS $ 1,420.69

FOR Alexander Capital LP

⑈001009⑈ ⑆221473652⑆000997929356⑈

PAY TO THE ORDER OF
CITIBANK - ECD
FOR DEPOSIT ONLY TO
SIPC
Washington, DC
30801482